Exhibit 99.1

Genius Group Signs Term Sheet for US$7.5 Million Share Subscription and Purchase Agreement

SINGAPORE, January 9th , 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, signed a non-binding term sheet with Global Corporate Finance (the “Purchaser”) to place up to US$7.5 million of financing, pursuant to the sale of the Company’s ordinary shares in at-the-market financing transactions (the “ATM Financing Commitment”). The ATM Financing Commitment is subject to final due diligence, certain customary closing conditions and the parties entering into a definitive binding agreement which is expected to be entered into within 30 days.

In accordance with the proposed terms in the term sheet, the Company would issue ordinary shares, registered under a registration statement filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), which ordinary shares would be issued at a price equal to the lowest calculated VWAP of the ordinary shares for the applicable pricing method, minus an 8% discount. The ordinary shares would be issued in tranches at the Company’s sole discretion over the 30-month term, subject to terms and conditions to be negotiated and included in the definitive agreement. The Company would pay a $150,000 commitment fee (2% of the ATM Financing Commitment) to the Purchaser, payable in ordinary shares, also registered under the Registration Statement, half of which would be payable when the Registration Statement is declared effective and the remaining with the first sale of ordinary shares by the Company.

The Company intends to use the net proceeds available for general corporate purposes, working capital, and for acquisitions to support its corporate expansion strategy.

This press release will be filed as an exhibit to a Form 6-K to be filed by the Company with the SEC on or around January 9, 2023.

“Genius Group is excited to add Global Corporate Finance as part of our institutional shareholder base and is looking forward to building a long-term relationship,” said Roger James Hamilton, CEO and founder of Genius Group.

“Global Corporate Finance is delighted to partner with Genius Group and add them to our portfolio of high-growth companies,” said Randy Rivera, managing director at Global Corporate Finance.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial, and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts:

Adia PR

Email: gns@adiapr.co.uk